SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

New Valley Corporation
(Name of Subject Company)
New Valley Corporation
(Name of Person Filing Statement)
Common Share, $0.01 par value per share
(Title of Class of Securities)
649080-50-4
(CUSIP Number of Class of Securities)

Richard J. Lampen
Executive Vice President
New Valley Corporation
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Stephen Fraidin, Esq.
Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
Citigroup Center, 153 East 53rd Street
New York, New York 10022
(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement (the “Schedule 14D-9”) filed on November 2, 2005 by New Valley, a Delaware corporation (“New Valley”), relating to the tender offer by Vector Group Ltd., a Delaware Corporation (“Vector”), through its wholly-owned subsidiary VGR Holding Inc., a Delaware corporation (together with Vector, the “Bidders”), to exchange 0.461 shares of Vector common stock, par value $0.10 per share, for each share of common stock, par value $0.01 per share, of New Valley, as disclosed in a preliminary prospectus and offer to exchange filed on Schedule TO and contained in a registration statement on Form S-4, each as filed by the Bidders with the U.S. Securities and Exchange Commission on October 20, 2005 on the terms and conditions set forth in Schedule TO (collectively, the “Offer”).
Item 4. The Solicitation or Recommendation.
     Item 4 is hereby supplemented by adding the following text as the last paragraph under the heading “Background of the Offer” on page 12 of the Schedule 14D-9:
     On November 2, New Valley issued a press release announcing the Special Committee’s recommendation that holders of Common Stock reject the Offer and not tender their shares of Common Stock pursuant to the Offer.
Item 9. Exhibits.
     Item 9 is hereby supplemented by inserting the following text at the appropriate location in the exhibit list on page 17 of the
Schedule 14D-9:

Exhibit No.	Description

(a)(15)	Press release issued November 2, 2005 by the Special Committee.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 14D-9 is true, complete and correct.

NEW VALLEY CORPORATION
By:	/s/ Arnold I. Burns
	Name:	Arnold I. Burns
	Title:	Director and Member of the Special Committee*

Dated: November 4, 2005
*—Evidence of authority to sign on behalf of New Valley Corporation has been previously filed as an exhibit to the Schedule 14D-9.

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